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Ex12g
                               Idaho Power Company
                       Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements


                                                                                                   Twelve Months
                                            Twelve Months Ended December 31,                          Ended
                                                 (Thousands of Dollars)                              June 30,
                                         1995         1996         1997         1998       1999        2000
Earnings, as defined:
  Income before  income taxes        $ 135,333   $  142,710   $  138,746    $ 140,984   $ 143,078   $ 168,883
  Adjust for distributed income of
  equity investees                      (2,058)      (1,413)      (3,943)      (4,697)       (837)     (4,191)
  Equity in loss of equity method
  investments                                0            0            0          476           0           0
  Minority interest in losses of
  majority owned subsidiaries                0            0            0         (125)          0           0
  Supplemental fixed charges and
  preferred dividends, as below         59,992       60,939       64,317       63,967      65,526      63,266

     Total earnings, as defined      $ 193,267   $  202,236   $  199,120    $ 200,605   $ 207,767   $ 227,958

Fixed charges, as defined:
  Interest charges                   $  56,456   $   57,348   $   60,761    $  60,593   $  62,014   $  59,781
  Rental interest factor                   925          991          982          801         955         937
     Total fixed charges                57,381       58,339       61,743       61,394      62,969      60,718
  Supplemental increment to fixed
  charges*                               2,611        2,600        2,574        2,573       2,557       2,548


  Supplemental fixed charges            59,992       60,939       64,317       63,967      65,526      63,266
  Preferred stock dividends-gross
  up Idaho Power rate                   12,392       12,146        7,803        8,275       8,133       8,936

     Total combined supplemental
     fixed charges and preferred
     dividends                       $  72,384   $   73,085   $   72,120    $  72,242   $  73,659   $  72,202

Supplemental ratio of earnings to
combined fixed charges and
preferred dividends                      2.67x        2.77x        2.76x        2.78x       2.82x       3.16x

*Explanation of increment - Interest on the guaranty of American Falls
      Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.



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